Exhibit 99.1

Mogu Announces US$10 Million Share Repurchase Program

HANGZHOU, China —(BUSINESS WIRE)— MOGU Inc. (NYSE: MOGU) (“MOGU” or the “Company”), a leading KOL-driven online fashion and lifestyle destination in China, today announced that its board of directors has authorized a new share repurchase program, where the Company is authorized to repurchase up to US$10 million of its shares, effective until September 12, 2021. The Company expects to fund the repurchases under this program with its existing cash balance.

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. MOGU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about MOGU’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in MOGU’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of the press release, and MOGU undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About MOGU Inc.

MOGU Inc. (NYSE: MOGU) is a leading KOL-driven online fashion and lifestyle destination in China. MOGU provides people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. By connecting merchants, KOLs and users together, MOGU’s platform serves as a valuable marketing channel for merchants, a powerful incubator for KOLs, and a vibrant and dynamic community for people to discover and share the latest fashion trends with others, where users can enjoy a truly comprehensive online shopping experience.

For more information on MOGU, please visit: http://ir.mogu-inc.com.

For investor and media inquiries, please contact:

MOGU Inc.

Mr. Raymond Huang

Phone: +86-571-8530-8201

E-mail: ir@mogu.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

In the United States

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com